

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2022

Ian Huen
Chief Executive Officer
Aptorum Group Ltd
17 Hanover Square
London W1S 1BN , United Kingdom

> **Re: Aptorum Group Ltd**
> **Form 20-F for Fiscal Year Ended December 31, 2021**
> **Response Dated December 2, 2022**
> **File No. 001-38764**

Dear Ian Huen:

We have reviewed your December 2, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 22, 2022 letter.

Response Dated December 2, 2022

Part I
Item 3.D. Risk Factors, page 1

1. We note your response to comment 1, including your statement that the "majority of [y]our operations are in Hong Kong" and you "do not conduct any business in the PRC," and reissue. The legal and operational risks associated with operating in China apply to your operations in Hong Kong. Additionally, please ensure that you address throughout your filing the material legal and regulatory risks associated with your specific operations in Hong Kong.

2. We note your response to comment 2, including your statement that "the VIEs are located and incorporated outside of China; China does not have any control over the VIEs," and

reissue. Please clarify whether or not your VIEs conduct operations in Hong Kong or otherwise advise. To the extent your VIEs conduct operations in Hong Kong please revise your risk factor accordingly.

Item 4. Information on the Company
A. History and Development of the Company, page 45

3.	We note your response to comment 6 and reissue. At the onset of Item 4, please disclose prominently that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries and through contractual arrangements with variable interest entities (VIEs) based in Hong Kong and that this structure involves unique risks to investors. If true, disclose that these contracts have not been tested in court. In addition, please clarify here where the VIEs are operating or otherwise advise and explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the Chinese operating company or otherwise advise. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this VIE structure, which would likely result in a material change in your operations and/or a material change in the value of your securities, including that it could cause the value of your securities to significantly decline or become worthless. We note in your response that you included a cross-reference but do not see a cross reference in the proposed amended disclosure. Please revise or otherwise advise.

4.	We note your response to prior comment 7. Please tell us and revise your future filings to identify the jurisdiction in which Libra Sciences Limited is incorporated or chartered.

B. Business Overview, page 48

5.	We note your response to comment 8 and reissue as we do not agree that proposed disclosure in your risk factor section is sufficient. The legal and operational risks associated with operating in China apply to your operations in Hong Kong. Please revise your Business Overview section to provide prominent, upfront, disclosure about the legal and operational risks associated with being based in or having the majority of the company's operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China's government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company's ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

6. We note your revised disclosure in Annex I states Aptorum Innovations Holding Limited owns 75% of Aptorum Innovations Holding Pte. Ltd., Accelerate Technologies Pte. Ltd. holds 15%, and the inventors of RPIDD technologies in A*STAR hold the remaining 15%. Please revise or otherwise advise. Also, revise the chart to use dashes instead of solid lines for the arrows indicating your contractual arrangements with the VIEs.

7. We note your response to comments 11 and 12 and reissue in part. We note you state in your response letter "our VIEs." Refrain from using terms such as "we" or "our" when describing activities or functions of a VIE. Do not use language that suggests control of the VIEs. In addition, please revise your definitions of Mios and Scipio to clarify that you are the primary beneficiary of the VIE for accounting purposes.

8. We note your response to comment 13 including your disclosure in your response that you "are not required to obtain any permissions or approvals from Chinese Authorities" and reissue. Please revise your 20-F to state affirmatively whether you have received all requisite permissions or approvals in China, including Hong Kong, and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Place the revised disclosure in your Business Overview section.

9. We note your response to comment 14 and reissue. Please update your disclosure in your 20-F consistent with your response that the "VIEs do not hold cash" and that "[n]o transfers, dividends, or distributions have been made to any investor to date." In addition, please provide a clear description of how cash is transferred through your organization. State whether or not you have established cash management policies relating to the transfer of funds through your organization and describe them, as applicable. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer. In addition, your response does not appear to address any restrictions and limitations the PRC or Hong Kong may impose on your funds or assets located inside Hong Kong. Please amend your disclosure to describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

You may contact Tracie Mariner at 202-551-3744 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Jason Drory at 202-551-8342 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Louis Taubman, Esq.